

September 14, 2023

Zhenwu Huang
Chief Executive Officer
Richtech Robotics Inc.
4175 Cameron St Ste 1
Las Vegas, NV 89103

Re: Richtech Robotics Inc.
   Amendment No. 1 to Registration Statement on Form S-1
   Filed September 1, 2023
   File No. 333-273628

Dear Zhenwu Huang:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed September 1, 2023

Capitalization, page 35

1. Please provide us with your calculations that support the pro forma, as adjusted cash, additional paid-in-capital, total stockholders' equity and total capitalization or revise as necessary. In this regard, it appears the pro forma, as adjusted cash amount was determined by adding gross proceeds of $15,000,000 to historical amounts rather than net proceeds of $13,060,000. In addition, the pro forma, as adjusted additional paid in capital, total shareholders' equity and total capitalization appear to have been determined by adding net proceeds of $12,878,000 to historical amounts rather than net proceeds of $13,060,000. Similar revisions should be made to your pro forma as adjusted net tangible book value, as necessary.

   You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray, Staff Attorney, at (202) 551-6356 or Matthew Derby, Legal Branch Chief, at (202) 551-3334 with any other questions.

             Sincerely,

             Division of Corporation Finance
             Office of Technology

cc: Richard I. Anslow